UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 29, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: October 29, 2009

Group Overview
•	Quarterly production of 233,346 ozs, in line with guidance.

•	Year to date production of 845,368 ozs, well on track to meet full year production guidance of 1-1.2 million ozs.

•	Dividend distributions to commence. Interim dividend of US1.5 cents per share to be paid on November 30.

•	Lihir Island reserves increased by 7.5 million ozs to 28.8 million ozs.
•	Total cash costs for the nine months to September at $378/oz (excluding Ballarat), on track for full year total cash costs to remain below $400/oz.

•	Lihir Island Million Ounce Plant Upgrade continues on schedule and budget.

Production Summary (Ozs)
Operation	March Qtr 09	June Qtr 09	Sept Qtr 09	YTD
Lihir Island, PNG	246,711	219,436	169,133	635,280
Mt Rawdon, QLD	25,500	28,952	30,409	84,861
Bonikro, Côte d’lvoire*	40,100	43,607	31,896	115,603
Ballarat, VIC	5,687	2,029	1,908	9,624

Total	317,998	294,024	233,346	845,368

*	Bonikro production reported on a 100% basis
Third Quarter Production Report 2009 Page 1 of 13

Managing Director’s Review
Strong production performance, rising cashflows, a solid financial position and positive outlook for the future have enabled Lihir Gold Ltd (LGL) to commence payment of dividends to shareholders.
The decision marks a major milestone in the development of the group, and reflects the strong progress achieved in rebuilding and reshaping the company over the past four years.
The improved reliability of production at Lihir Island, coupled with diversified income streams created by operating mines in three countries and the strengthening of the company’s balance sheet over recent years have provided the basis for the decision.
An interim dividend of US1.5 cents per share will be paid on November 30, and the company aims to sustain dividend payments into the future. In addition, following the global financial crisis the company is progressing with the establishment of long term core debt facilities that will provide further financial flexibility and may enable a return of capital to shareholders in the future.
The announcement of the dividend coincides with a Reserve upgrade at Lihir Island, which has resulted in a 36% increased in contained gold to 28.8 million ounces. The 7.5 million ounce increase is equivalent to the total production for Lihir Island over the 12 years since the start of operations, and confirms the deposit as one of the world’s largest.
The Reserve increase follows the 10 million ounce rise in Measured and Indicated Resources announced in August, which was mainly due to successful drilling results identifying significant new areas of mineralisation.
The expansion of the Reserve again demonstrates the remarkable nature of the Lihir ore body, which continues to present additional gold over time as we test the limits of the deposit. The Reserve increase confirms the Lihir operation will continue to produce well beyond the next two decades, generating significant wealth for the PNG economy and the Lihirian community, and providing increasing returns for shareholders.

Third quarter Production Overview
LGL achieved production of 233,000 ounces in the third quarter of 2009, taking output for the first nine months of the year to 845,000 ounces and leaving the group on track to achieve record full year production of more than 1 million ounces.
At Lihir Island, total output was 169,000 ounces. While lower than the prior quarter, this was due to routine plant maintenance which had been scheduled for the third quarter. Production for the quarter was above guidance, with plant throughputs exceeding plan and again demonstrating the step change in performance achieved in recent years.
The Million Ounce Plant Upgrade project remains on schedule and within budget. The project should see annual production at the Island increase to an average of one million ounces from 2012. Relocation of pre-existing buildings on the plant site is close to completion and earthworks have commenced.
In Côte d’Ivoire, production at the Bonikro operation totalled 32,000 ounces for the quarter, which was down on the prior quarter due to the transitioning of mining and processing from oxide ore to fresh, hard rock. This resulted in reduced mill throughputs in the quarter as refinements were being made to the process plant operations to cope with the different ore characteristics.
Good progress was made on the feasibility study examining the development of satellite mines at Hiré, around 10 kilometres from the Bonikro plant. Ore will be trucked to Bonikro for processing, with initial indications that the higher grade Hiré ore will enable Bonikro output to increase to 200,000 oz per year with minimal additional capital investment in the plant.
Meanwhile, exploration activities in Côte d’Ivoire continue to deliver promising results, with diamond drilling now being carried out at Didiévi following encouraging soil sampling and RC drilling programs.
In Australia, the Mount Rawdon operation in Queensland lifted output to 30,400 ounces in the quarter, maintaining its consistent track record. And at Ballarat, the process for the sale of the operation proceeded, with a number of attractive indicative offers received to date. The sale should be completed early in the New Year.
Financial Overview
Gold sales totalled 221,000 ounces for the quarter, at an average realised cash price of $955/oz, up from $900/oz in the three months to June. For the nine months to the end of September, 834,000 ounces were sold at an average price of $906/oz. Gross cash margins for the year to date were healthy at $421/oz, excluding Ballarat.
Outlook
Full year production for 2009 remains unchanged at 1.0 — 1.2 million oz. This will include production of 770,000 — 840,000 oz from Lihir Island, approximately 130-160,000 oz from Bonikro and 90-100,000 oz from Mt Rawdon. The full year contribution from Ballarat is expected to be approximately 14,000 oz.
Total cash costs per ounce are forecast to remain below $400 per ounce for the year, excluding Ballarat.
I look forward to reporting further operating and financial improvements as the year progresses.

ARTHUR HOOD
Managing Director

Third Quarter Production Report 2009 Page 3 of 13

Operations
PRODUCTION STATISTICS

				Third	Second	First
			YTD	Quarter	Quarter	Quarter	Change
			2009	2009	2009	2009	Q3 vs Q2
Lihir Island
Mining	High grade ore mined	kt	4,429	1,398	1,630	1402	-14%
	Economic grade ore mined	kt	4,243	1,677	1,655	911	1%
	Material moved	kt	34,235	10,999	12,132	11,104	-9%
Processing	Ore milled	kt	4,594	1,442	1,561	1,591	-8%
	Autoclave feed	kt	3,459	1,055	1,210	1,194	-13%
	Autoclave grade	Au g/t	6.66	5.99	6.64	7.27	-10%
	Recovery	%	81.6	78.8	81.8	83.6	-4%
	Gold poured	oz	635,280	169,133	219,436	246,711	-23%
Mt Rawdon
Mining	Ore mined	kt	2,488	886	811	791	9%
	Material moved	kt	8,321	3,020	2502	2799	21%
Processing	Ore milled	kt	2,485	829	835	821	-1%
	Ore grade	Au g/t	1.18	1.25	1.19	1.09	5%
	Gold recovery	%	90.7	91.7	90.5	89.9	1%
	Gold poured	oz	84,861	30,409	28,952	25,500	5%
	Silver poured	oz	141,709	53,978	48,180	39,551	12%
Bonikro
Mining	Ore mined	kt	1,740	647	572	520	13%
	Material moved	kt	8,187	3,873	2,657	1,657	46%
Processing	Ore milled	kt	1,530	426	570	534	-25%
	Ore grade	Au g/t	2.37	2.39	2.42	2.31	-1%
	Gold recovery	%	95.1	95.8	96.7	92.8	-1%
	Gold poured	oz	115,603	31,896	43,607	40,100	-27%
Ballarat
Mining	Underground Development	mtrs	3,795	452	1,171	2,172	-61%
Processing	Gold poured	oz	9,624	1,908	2,029	5,687	-6%
LGL Group Production		oz	845,368	233,346	294,024	317,998	-21%

LIHIR ISLAND
Mining
Material movements in the quarter totalled 11 million tonnes, which was 9% lower than the prior quarter due to unusually heavy rainfall in July, which averaged 27mm per day, compared with an annual average of approximately 15mm. The increased rain affected haul road conditions and reduced bench turnover rates. Low drill availability in the quarter also caused shortages of blasted stock and led to lower tonnages of high grade ore.
Material movements improved in September, enabling ore to be exposed in the next phase of the pit. Pioneering of the next pit, to mine the Kapit section of the ore body, is now well under way with mining supplied by local landowner companies. Ore production from Kapit is forecast to commence after 2012.
Processing
Gold production in the quarter totalled 169,000 ounces, which was above guidance for the quarter. Process plant operating times were reduced by the routine total plant shutdown for maintenance purposes. Scheduled to take 12-14 days, the TPS was successfully completed in 11.2 days. In addition, a full rebrick of one of the plant’s three autoclaves, scheduled once every 10 years, was completed in the quarter. Scheduled to take 55 days, the rebrick was finished in 42 days.
While the maintenance work led to lower production for the quarter, underlying operating parameters remained strong. Ore milled per operating hour was well up on the prior quarter, and autoclave throughputs achieved a new record at 222 tonnes per hour per autoclave, up from 208 tonnes in the three months to June.
Gold grade of autoclave feed remained high, at 6.0 g/t, but below the prior quarter (6.6 g/t) due mainly to slightly lower grade of ore supplied from the pit. The average grade of milled ore was 4.7 g/t, compared with 5.3 g/t in the prior quarter. Feed to the autoclaves was 1.1mt, which included 257kt of flotation concentrate at a gold grade of 9.8 g/t.
Recovery rates reduced slightly due to higher throughput rates, increased flotation and lower grade ore processed.

Third Quarter Production Report 2009      Page 5 of 13

LIHIR ISLAND continued

Million Ounce Plant Upgrade and Interim Power Station project
The Million Ounce Plant Upgrade and Interim Power Station project continues on schedule for completion by the end of 2011 and remains on budget. Expenditure commitments to date total $315 million, including $142 million in cash outlaid. Relocation of existing infrastructure is close to completion, ground works are well advanced to enable civil works to commence before the end of November, and wharf upgrade construction is under way.
Exploration
Exploration at Lihir Island during the quarter was focused on west Minifie and the area between the Lienetz pit and the proposed Kapit pit. Four diamond drill holes were drilled in the quarter. Significant intersections are included below.

SIGNIFICANT INTERSECTIONS

Hole ID	EAST	NORTH	RL	Azmiuth	Dip	TD	From	To	Au g/t	S%	Interval
DDHL1565	9387.21	4796.34	1068.804	180	-85	270	14	18	3.13	6.96	4m @ 3.13g/t Au & 6.96% S
							112	126	2.43	3.75	14m @ 2.43g/t Au & 3.75% S
							134	166	2.18	4.22	32m @ 2.18g/t Au & 4.22% S
							196	208	1.54	4.29	12m @ 1.54g/t Au & 4.29% S
							252	258	3.01	3.68	6m @ 3.01g/t Au & 3.68% S
							266	270	4.01	3.29	4m @ 4.01g/t Au & 3.29% S
DDHL1566	9494.24	4756.16	1065.231	180	-85	270	7.0	22	3.88	7.82	15m @ 3.88g/t Au & 7.82% S
							146	150	2.71	9.25	4m @ 2.71g/t Au & 9.25% S
							162	174	1.34	7.90	12m @ 1.34g/t Au & 7.9% S
							200	236	2.82	1.55	36m @ 2.82g/t Au & 1.55% S
							264	288	1.51	1.52	24m @ 1.51g/t Au & 1.52% S
DDHL1567	9496.20	4756.52	1065.235	180	-80	300	64	76	2.56	6.88	12m @ 2.56g/t Au & 6.88% S
							124	164	2.01	4.34	40m @ 2.01g/t Au & 4.34% S
							176	180	2.11	5.29	4m @ 2.11g/t Au & 5.29% S
							190	298	2.88	3.62	108m @ 2.88g/t Au & 3.62% S
DDHL1570	9249.39	3279.10	957.818	180	-65	200	42.0	54	2.83	7.18	12m @ 2.83g/t Au & 7.18% S
							64	70	2.88	5.61	6m @ 2.88g/t Au & 5.61% S
							90	110	3.14	5.23	20m @ 3.14g/t Au & 5.23% S
							120	126	1.63	4.64	6m @ 1.63g/t Au & 4.64% S
							134	138	4.66	4.47	4m @ 4.66g/t Au & 4.47% S

MT RAWDON
Mt Rawdon continued to demonstrate its consistent, low risk performance, with total gold production in the quarter of 30,409 ounces, which was up 5% on the prior period. The increase was primarily due to higher gold grades, at 1.25 g/t, and improved recovery rates. Mill throughputs were steady at 829,000 tonnes. Material movements increased significantly due to improved equipment availability and changes to the pit which increased operating areas and improved efficiency.
A total of 53,978 ounces of silver were poured in the quarter, compared with 48,180 ounces in the prior three months to June, with the increase due to higher silver grades.
BONIKRO
Mining and processing operations at Bonikro were focused on managing the transition from softer oxide ore to hard rock. Mining benefited from the transition, with operating conditions improved due to less boggy ground, enabling more efficient loading and operation of trucks. Lower rainfall, together with establishment of all-weather road surfaces, resulted in less truck downtime. Revised mine planning led to improvements in pit sequencing and optimised haul distances, and training of truck operators also advanced in the quarter.
Overall material movements increased to 3.9 million tonnes in the quarter, up 46% on the prior three months to June.
In the process plant, the transition to hard rock led to a reduction in throughputs, which fell 25% to 426,000 tonnes. Mill settings are being adjusted to improve efficiency and lift throughput. Grade remained steady at 2.39 g/t.
COTE D’IVOIRE EXPLORATION AND DEVELOPMENT
Exploration in Cote d’Ivoire continued to generate encouraging results in the September quarter.
A total of 64,900 metres of drilling was completed over 17 target areas in the quarter, producing more than 119,000 assay results.
Oumé
In the Oumé permit, which surrounds the Bonikro mine and includes the Dougbafla prospects approximately 15 klms north of Bonikro, extensive exploration was carried out. At Bonikro, exploration drilling was aimed at delineating the Bonikro Deeps resource, which extends beneath and to the west of the current Bonikro pit. A program of 14 holes was completed during the quarter, with full assay results pending.

Third Quarter Production Report 2009      Page 7 of 13

Oumé continued
Current resource at Bonikro totals 1.05 million ounces in the measured and indicated category, and 318,000 ounces in inferred.
In addition, an updated resource estimate was released for Dougbafla East prospect. A significant upgrade to the previously announced 150,000 contained Inferred ounces was achieved. The current indicated resource now totals 217,000 ounces, with an additional 15,000 ounces contained within the inferred category.
Hiré
In the Hiré permit, which borders Oumé, extensive exploration work has again been aimed at identifying potential satellite deposits. These deposits are approximately 10 kilometres to the south-east of the Bonikro plant.
During the quarter resource estimates were released for Akissi-So, Assondji-So, Agbalé, and Chappelle prospects. The current indicated resource at Hiré now totals 442,000 ounces, with an additional 450,000 ounces contained within the inferred category.
The company has continued work on a pre-feasibility study to establish a satellite operation at Hiré, with ore to be trucked to Bonikro for processing. Initial social and environmental impacts are being assessed.
Exploration work continued in the quarter focussed on delineating mineralisation at new targets, as well as extending known mineralisation at existing prospects.
Didiévi
At Blaffo Guetto, in the Didiévi permit, approximately 70 kilometres to the north of Bonikro, prospects for a new stand-alone mine continued to improve as drilling results confirmed significant mineralisation over a strike length of 1.8 kilometres. A total of 2,879 assay results were received from 32 RC holes as well as from the first Diamond drill hole completed on the prospect. Approximately 7,000 metres of RC drilling was carried out in the quarter. Results received from DDD001 were very encouraging returning a high grade intercept of 20m at 11.19gAu/t. The hole also ended in mineralisation. Full details of Blaffo Guetto significant intercepts are included at the end of this report.
Tienougoue
Results from a first pass regional soil sampling programme identified a large soil anomaly 5.5km by 4.3km in extent. Infill sampling is planned for Q4 2009.

Financial Data
SALES

		YTD	Third	Second	First
		Sept	Quarter	Quarter	Quarter	Change
		2009	2009	2009	2009	Q3 vs Q2
Lihir Island
Gold sold	Oz	627,026	161,630	240,046	225,350	-33%
Price — spot	$/oz	926	954	922	910	3%
Gross cash cost	$/oz	488	694	468	365	48%
Total cash costs	$/oz	376	521	345	303	51%
Mount Rawdon
Gold sold	Oz	84,680	30,737	28,606	25,337	7%
Price — spot	$/oz	931	960	924	905	41%
Gross cash cost	$/oz	421	455	403	402	13%
Total cash costs	$/oz	380	404	381	351	6%
Bonikro
Gold sold	Oz	112,160	27,806	49,123	35,231	-43%
Price — spot	$/oz	929	958	923	915	4%
Gross cash cost	$/oz	412	516	396	345	30%
Total cash costs	$/oz	390	387	396	385	-2%
LGL Group
Gold sold	Oz	834,324	220,715	321,505	292,105	-31%
Price — spot	$/oz	927	955	922	910	4%
Price — realized cash	$/oz	906	955	900	876	6%
Gross cash cost*	$/oz	471	638	451	365	41%
Total cash cost*	$/oz	378	487	356	318	37%

*	Group unit cash costs have been overstated for Q1 and Q2 and have been restated down for a translation adjustment in those periods.

Total cash costs for the group for the quarter were $487/oz (excluding Ballarat), which was higher than normal due to the impact of the planned maintenance shutdown at Lihir Island, which reduced output and therefore lifted unit costs. In absolute terms, total cash costs for the group (excluding Ballarat) increased 8% to $113 million for the quarter, with the increase partly due to the falling US dollar, which contributed to higher costs at Lihir Island and Mt Rawdon. The average Australian dollar exchange rate increased to US83c for the quarter, compared with US76c in the prior three months.
For the nine months to the end of September, total cash costs for the group remain very competitive, at $378/oz, and on track to remain below $400/oz for the full year.
At Lihir Island, total cash costs for the September quarter increased significantly due to the planned plant maintenance program. For the nine months to September, total cash costs remained low at $376/oz, positioning the project among the world’s lower cost gold producers.
Mining costs at Lihir Island increased marginally in the quarter due primarily to the higher Australian dollar, which drove up US dollar costs, particularly for expatriate workers. Diesel prices also rose approximately 17%, and diesel consumption increased slightly. Power costs rose due to higher prices for HFO, which increased 6% , and consumption increased 8%.
At Mt Rawdon, total cash costs remained competitive at US$404/oz. Costs were adversely affected by the strengthening

Third Quarter Production Report 2009     Page 9 of 13

Australian dollar in the quarter. Absolute total cash costs in US dollars increased 11 percent to $12.3 million for the quarter. But in Australian dollars, absolute total cash costs increased by 1% to $14.8 million.
At Bonikro, total cash costs reduced to $387/oz from $396/oz in the prior period. In absolute terms, this represented a 28% reduction in costs to $12.4 million. The reduction in costs was partly due to increased cost deferrals in the period, as mining completed significant waste stripping. Aggregate costs also were lower due to reduced plant throughputs.
INTERIM DIVIDEND
An interim dividend of US1.5 cents per share will be paid on November 30, to all shareholders registered at the close of business on November 9.
Lihir Gold Limited’s dividend payment can be made by way of direct credit to nominated Australian financial institution accounts only. To receive dividend payments by direct credit, shareholders should visit www.computershare.com.au/easyupdate/lgl to provide their Australian financial institution account details. Shareholders who have not provided financial institution account information by 8th November 2009 will receive their dividend by way of cheque.

Further Information
Q3 SIGNIFICANT INTERCEPTS — BLAFFO GUETTO

HOLE ID	EASTING	NORTHING	FROM	TO	INTERVAL (m)	Au (g/t)
DRC156	279916	749536	62	72	10	4.31
DRC157	279892	749556	35	37	2	4.85
			46	47	1	3.5
			82	84	2	1.3
DRC158	279854	749601	0	2	2	0.85
			30	31	1	2.18
DRC160	279894	749490	15	18	3	2.16
			24	25	1	2.5
			48	45	3	2.14
			59	66	7	3.84
DRC161	279852	749460	1	4	3	0.88
			52	56	4	1.75
			63	72	9	6.86
DRC162	279832	749484	3	10	7	2.36
			73	77	4	4
			85	92	7	0.55
DRC163	279809	749505	8	11	3	0.83
			53	55	2	1.1
			64	65	1	1.17
			76	78	2	1.21
DRC164	279774	749540	11	22	11	1.04
			29	31	2	1.19
			50	57	7	1.62
			69	75	6	1.16
			79	84	5	2.82
			89	92	3	2.17
DRC165	279752	749562	10	15	5	0.84
			53	64	11	1.47
			78	80	2	1.12
			87	90	3	0.87
DRC169	279697	749475	67	82	15	1.12
DRC172	279690	749340	6	23	17	2.04
			90	91	1	3.93
DRC173	279669	749359	60	64	4	1.12
			80	86	6	2.83
DRC175	279612	749419	63	65	2	1.75
DRC186	279506	749237	3	6	3	1.1
DRC205	279566	748264	68	75	7	3.15
DDD001	279721	749520	22	32	10	0.83
			40	52	12	0.63
			68	71	3	1.41
			99	102	3	1.57
			107	111	4	0.59
			125	126	1	2.17
			132.2	135	2.8	1.97
			186	206	20	11.19
			212	223.1	11.1	2.94

Further Information

CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.LGLgold.com
SHAREHOLDER ENQUIRIES
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 9, 500 Queen Street
Brisbane, Queensland 4000 Australia
STOCK ExCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,368,729,935 listed ordinary shares (including 1,046,662 restricted executive shares)

•	161,527,405 class B shares
DIRECTORS
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie

Third Quarter Production Report 2009 Page 11 of 13

Forward Looking Statements

This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
LGL Competent Person Statement
The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg.
David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Note to U.S. Investors
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSx:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

Third Quarter Production Report 2009 Page 13 of 12